Registration No. 333-133007
FREE WRITING PROSPECTUS - January 25, 2008

Guide to HSBC's Climate Change Indices

November 2007

HSBC

The world's local bank

Table of contents

Introduction	1

Why invest in climate change-related themes?	3

The HSBC Global Climate Change Family of Indices	4

The HSBC Global Climate Change Benchmark Index	6

HSBC Investable Climate Change Family	10

HSBC Investable Climate Change Index	12

HSBC Investable Low Carbon Energy Production Index	14

HSBC Investable Energy Efficiency and Energy Management Index	16

HSBC Investable Water, Waste and Pollution Control Index	17

How to track the Indices	18

About HSBC	19

Disclaimer	20

Introduction

Climate change presents one of the most challenging issues facing our society today. Hope lies in the innovative and creative solutions currently being developed by private sector companies world-wide.

HSBC has created a family of climate change indices to track and reflect the stock market performance of companies with the potential to profit from the challenges of climate change.

These include industries and companies:
►	Engaged in reducing emissions

►	Involved in reacting to the effects of climate change

►	Focused on adapting to the impact of climate change

These indices capture the imperative of reducing greenhouse gas emissions and the need to adapt to the physical demands of climate change. As a family, they represent a set of tools for investors with strategic, tactical or even thematic investment objectives. The indices were launched on September 24, 2007.

The Benchmark

HSBC has defined a comprehensive and diverse global benchmark which identifies companies involved in climate change-related businesses. Stock selection is based on a robust and quantitative methodology, as described in detail herein.

Investable Climate Change Indices

HSBC’s Investable Climate Change Indices provide investors with liquid and easily accessible exposure to companies which generate more than 50% of revenues from climate change-related businesses.

Why invest in climate change-related themes?

►	Human activities are changing the composition of the earth’s atmosphere and its properties at rates not previously experienced

►	The resultant changes are expected to have far-reaching impacts on society and the world’s economy

Why invest in climate change-related themes?

Climate change is now a reality and the market for finding sustainable solutions to the world’s climate and energy problems is expanding.

Governments and regulators are already reacting to and have begun to address the challenges of climate change.

Political and public pressure is changing the way companies think about their businesses.

These imperatives present significant investment opportunities since every company, whether directly connected or not, has the potential to be affected.

Key drivers

►	Kyoto Protocol

►	Increasing political and social support

►	Rapidly increasing global demand for energy

►	Energy security concerns and the need for sustainable supplies

►	Technological advancements and falling costs of cleaner technologies

World Marketed Energy Consumption 1980-2030
(Quadrillon Btu)
Source: Energy Information Administration (EIA)

World Carbon Dioxide Emissions 1980-2030
(Billion Metric Tons)
Source: Energy Information Administration (EIA)

‘...climate change represents the largest single environmental challenge this century. It will have an impact on all aspects of modern life. It is, therefore, a major issue for our customers and our staff, as well as for every organization on the planet, no matter how large or how small.’

Sir John Bond, former HSBC Group Chairman

The HSBC Global Climate Change Family of Indices

►	HSBC has created a family of climate change indices to reflect and track the stock market performance of companies with the potential to profit from the challenges of climate change

The HSBC Climate Change series comprises companies that are focused on addressing, combatting and developing solutions to offset and overcome the effects of climate change. This includes companies which are, and have the potential to be, leaders as well as progressive corporations that are well placed to benefit from the successful mitigation of the effects of climate change.

The HSBC Climate Change series consists of five indices, the HSBC Global Climate Change Benchmark and four other indices that meet specific investability requirements, each designed to provide liquid exposure to themes on climate change investment. The four investable series are:

►	HSBC Investable Climate Change Index

►	HSBC Investable Low Carbon Energy Production Index

►	HSBC Investable Energy Efficiency and Energy Management Index

►	HSBC Investable Water, Waste and Pollution Control Index

The HSBC Global Climate Change Family of Indices

Source: HSBC

The HSBC Global Climate Change Benchmark Index

►	A barometer for climate change investments

The HSBC Global Climate Change Benchmark

The HSBC Global Climate Change Benchmark acts as a barometer for the climate change investment space.

For a stock to be considered for inclusion in the Index, it must be a member of the HSBC Quantitative Techniques Database (QT). This database contains the listing of all quoted companies trading globally, with a market capitalization above USD10 million.

Benchmark constituents

The Benchmark is global in its representation and contains 300 constituents, covering 19 themes in both developed and emerging markets.

Securities from 34 countries, whose businesses are related to climate change, are currently represented in the Index. These include industries and companies involved in and focused on reducing emissions, those involved in reacting to the impact of climate change and those focused on adapting to the effects of climate change.

Performance Characteristics

The HSBC Climate Change Benchmark established a base value of 100 as of December 31, 2003 and was officially launched on September 24, 2007.

An investment in the Benchmark since that time would have produced a return of 125% and would have significantly outperformed other broad-based global equity indices like the MSCI World Index.

*Past performance is not a prediction or guarantee of future results

Index methodology

The Index is rule-based and uses a modified market capitalization approach, which takes into account free float and revenues associated with climate change-related businesses.

Recognizing that there are a number of large integrated players also exposed to this theme, individual companies are weighted according to their exposure to climate change.

Exposure is defined as the percentage of overall revenues that are attributable to either reducing emissions or to reacting or adapting to climate change.

The revenue data are based on HSBC’s analysis of publicly available information and an external consulting firm specializing in renewable energy, low carbon technology and the carbon markets.

CLIMATE CHANGE EXPOSURE FACTORS REVENUES ASSOCIATED WITH CLIMATE CHANGE	EXPOSURE FACTOR
10% < Revenues < 25%	0.25
25%< Revenues < 50%	0.50
Revenues > 50%	1.00

Source: HSBC

Once a company has been ascribed an exposure factor and it forms part of the selection universe, we will monitor and modify its climate change-related revenues, if necessary, on an annual basis.

Stock selection criteria

Stocks qualify for selection based on a minimum threshold of revenues from climate change-related activities.

Once a stock passes this screen, a minimum market capitalization filter is applied, followed by a final criterion based on average daily turnover.

Chronologically, the process is as follows:

►	Annual reported revenues from climate-related activities must be greater than 10% of overall revenues

►
A minimum market capitalization cut-off based on the 95th percentile of HSBC QT’s global listed stock market coverage. As of 3 September 2007, this represents a market capitalization threshold of USD500 million

►	Minimum average daily trading turnover threshold of 0.02% of full market capitalization

Once a stock enters the benchmark, which is reviewed on a quarterly basis, it will remain a member as long as it continues to satisfy all the necessary conditions.

Stock weighting methodology

The Index is a modified market capitalization benchmark, which is based upon the free float adjusted market capitalization of a stock and its exposure factor.

The benchmark has been designed to be unconstrained in terms of country and/or sector. This enables it to reflect a wide range of climate change-related investment opportunities.

Themes and sectors

In recognition of the fact that companies from most sectors have a part to play in either reducing emissions, reacting to and even adapting to climate change, the HSBC Global Climate change Benchmark attempts to capture a highly diverse number of themes. At the date of launch (24 September 2007), this reflected 19 separate themes comprising solar, wind, geothermal/hydro, gas, biofuels, nuclear, integrated power, diversified renewables, agrochemicals, carbon trading, investment companies, fuel efficiency autos, energy efficient solutions, building insulation, fuel cells, power storage, water, waste and pollution control.

These themes have been categorized into the following broader sectors:

►	Low Carbon Energy Production

►	Energy Efficiency and Energy Management

►	Water, Waste and Pollution Control

►	Financials

7

Sector breakdown

The distribution of themes across the benchmark provide investors an opportunity for diversification.

Benchmark – sector breakdown

Source: HSBC

Sub-Sector breakdown

Benchmark sub-sector composition

Description	No of stocks	Wtg (%)

Low Carbon Energy Production	146	52.28
Integrated Power	35	16.18
Solar	32	12.38
Nuclear	20	9.75
Wind	15	5.15
Biofuels	23	3.09
Diversified Renewable	9	2.71
Geothermal/Hydro	8	1.18
Gas	1	1.06
Agrochemical	3	0.79
Energy Efficiency and Management	77	24.06
Fuel Efficiency Autos	16	9.84
Energy Efficient Solutions	38	9.76
Building Insulation	7	2.04
Fuelcells	9	1.67
Power Storage	7	0.75
Water, Waste and Pollution Control	74	23.39
Water	30	13.91
Waste	38	9.05
Pollution Control	6	0.43
Financials	3	0.29
Carbon Trading	2	0.22
Investment Company	1	0.06
Total	300	100

Regional representation

With 34 countries included, the Index reflects a diverse geographic representation of the climate change investment arena.

France, the UK and Spain account for the largest weighting of countries in Europe. At 22%, the USA is the biggest weighted country in the Index while Greece has the lowest weighting.

Benchmark - regional representation

Source: HSBC

Regional breakdown of sub-sectors

Regional representation of sub-sectors

Source: HSBC

►	Europe dominates the Water, Fuel Efficiency Autos, Fuel Efficiency Solutions, Wind and Integrated Power segments

►	In contrast, North America dominates Waste, Nuclear and Gas

►	Solar is one of the few themes that is distributed relatively uniformly across Europe, North America and Asia-Pacific

HSBC Investable Climate Change Family

►	The family explained...

HSBC Investable Indices

The HSBC Climate Change Investable series represents four indices, each designed to provide investors with liquid exposure to the leading and largest publicly listed companies from the HSBC Global Climate Change Benchmark Index.

The four investable indices include:

►	HSBC Investable Climate Change Index

►	HSBC Investable Low Carbon Energy Production Index

►	HSBC Investable Energy Efficiency and Energy Management Index

►	HSBC Investable Water, Waste and Pollution Control Index

Eligibility criteria

Only stocks that form part of the benchmark and derive more than 50% of total revenues from climate change-related activities are eligible for consideration. Such companies are categorized by HSBC as ‘purer plays’ on climate change

Methodology

To ensure investability, a stock must satisfy a more stringent minimum market capitalization and liquidity criteria than required for the Benchmark Index.

A stock must have a minimum total market capitalization which is twice that of the HSBC Global Climate Change Benchmark. As of 3 September 2007, this represents a market capitalization threshold of USD1 billion.

A stock must have a six-month average daily trading volume of at least 0.5% of the minimum market capitalization threshold. The current trading volume threshold is USD5 million.

Stocks that pass all of these criteria form part of the HSBC Investable Climate Change Index, subject to a maximum of 50 companies. If more than 50 qualify, then the 50 largest by market capitalization are selected.

Coal-fired power plants contribute
to carbon dioxide emissions

11

HSBC Investable Climate Change Index

►	Liquid exposure to companies which generate more than 50% of revenues from climate change-related businesses

►	separate investment themes captured

HSBC Investable Climate Change Index

The HSBC Investable Climate Change Index tracks the performance of up to 50 of the largest companies engaged in reducing emissions, reacting to climate change or adapting to the effects of climate change.

Performance characteristics

The HSBC Investable Climate Change Index has comparable returns to the Benchmark and represents a relatively easy and liquid means by which investors can participate in climate change-related investment themes.

Both the HSBC Climate Change Benchmark Index and the HSBC Investable Climate Change Index established a base value of 100 as of December 31, 2003 and were officially launched on September 24, 2007. An investment in either index would have outperformed other broad-based global indices like the MSCI World Index.

*Past performance is not a prediction or guarantee of future results

Regional and sector representation

►	The constituents of the Index are diversified across the three main sectors

►	The regional and sector make-up is comparable with the HSBC Global Climate Change Benchmark

►
The Index provides liquid exposure to themes associated with Solar, Nuclear, Integrated Power, Wind, Biofuels, Fuel Efficient Autos, Building Insulation, Fuel Cells, Energy Efficient Solutions, Water and Waste

Sector representation of the HSBC Investable Climate Change Index

Source: HSBC

Regional representation of sub-sectors

Source: HSBC

Top 10 constituents by weighting

Below the top 10 constituents of the HSBC Investable Climate Change Index are presented, which represented 55.3% of the index as of September 21, 2007.

STOCK	TICKER	CURRENCY	SUB-SECTOR DESCRIPTION	WEIGHTINGS
Veolia Environment	VIE.PA	EUR	Water	11.2%
Impala Platinum	IMPJ.J	ZAR	Fuel Efficiency Autos	7.3%
Waste Management	UW.N	USD	Waste	7.2%
EDP	EDPP.IN	EUR	Integrated Power	5.9%
Anglo Platinum	AMSJ.J	ZAR	Fuel Efficiency Autos	5.0%
Cameco	CCO.TO	CAD	Nuclear	4.4%
Vestas Wind System	VWS.CO	DKK	Wind	3.9%
Lonmin	LMI.L	GBP	Fuel Efficiency Autos	3.7%
British Energy	BGY.L	GBP	Nuclear	3.7%
Renewable Energy	REC.OL	NOK	Solar	2.9%

Source: Bloomberg, HSBC

HSBC Investable Low Carbon Energy Production Index

►	Fossil fuels are not expected to meet all our needs without further increasing carbon emissions

►	Exposure to five nascent themes

Low Carbon Energy Production

With expectations of growing demands for global energy consumption, fossil fuel-based energy supplies are not expected to meet all of our needs without obvious consequences for the global environment.

The exploitation of technologies based on renewable energies offers opportunities for investment and this sector includes companies that are involved in the implementation and adoption of environmentally benign technologies.

The Index is made up of 27 companies and provides liquid and easy exposure to themes associated with Solar, Nuclear, Integrated Power, Wind, and Biofuels.

Sub-sector breakdown

Source: HSBC

Performance characteristics

The HSBC investable Low Carbon Energy Production index established a base of 100 as of December 31, 2003 and was officially launched on September 24, 2007. An investment in this index would have produced a return of 205% from this date.

*Past performance is not a prediction or guarantee of future results

Hydroelectric power stations produce low-carbon energy

15

HSBC Investable Energy Efficiency and Energy Management Index

►	More stringent regulations on CO2 emissions and energy efficiency provide added impetus

►	Exposure to four growing investment themes

Energy Efficiency and Energy Management

The coming together of energy security concerns and the
growing awareness of climate change are fuelling more stringent and widespread regulations on CO2 emissions and energy efficiency.

In Europe, a framework of directives and regulations to improve energy efficiency in energy-using products, buildings and services is now in force in community law. This has given added impetus to improve energy efficiency. This index is made up of 10 companies which provide exposure to areas such as fuel efficiency, building insulation, fuel cells, and power storage, including intelligent systems for managing power consumption as well as those involved in improving energy efficiency through the use of technology in products and across industrial processes.

Sub-sector breakdown

Source: HSBC

Performance characteristics

The HSBC Investable Energy Efficiency and Energy Management Index established a base value of 100 as of December 31, 2003 and was officially launched on September 24, 2007. An investment in the index would have produced a return of 129% since this date.

*Past performance is not a prediction or guarantee of future results

HSBC Investable Water, Waste and Pollution Control Index

►	Adapting technologies for climate change

Water, Waste and Pollution Control

The number of industries involved in adapting to the effects of climate change is all pervasive and naturally includes a broad set of activities of which water is one of the largest. This sector is in the early stages of growth and as new technologies are developed, we expect it to evolve.

Stocks in this index fall into the category of adaptors to climate change and currently, it captures 13 companies that are involved in the businesses of dealing with the problems arising from climate change. This can include water resource management and water efficiency, sustainable waste management, infrastructure provision and flood defence, and response management businesses.

Sub-sector breakdown

Source: HSBC

Performance characteristics

The HSBC Investable Water, Waste and Pollution Control index established a base value of 100 as of December 31, 2003 and was officially launched on September 24, 2007. An investment in this index would have produced a return of 94% since this date.

*Past performance is not a prediction or guarantee of future results

How to track the Indices

Index values for all the HSBC Climate Change Indices are published daily on Reuters and Bloomberg. For a full description of the index family on Bloomberg go to page HSWW <GO>; on Reuters, go to page HSCB/INDICES01.

For daily and historical price index levels, please refer to the ticker symbols below.

INDEX	BLOOMBERG	REUTERS
HSBC Global Climate Change Benchmark Index	HSCCB <GO>	.HSCCB
HSBC Investable Climate Change Index	HSCCII <GO>	.HSCCII
HSBC Investable Low Carbon Energy Production Index	HSCCIL <GO>	.HSCCIL
HSBC Investable Energy Efficiency and Energy Management Index	HSCCIE <GO>	.HSCCIE
HSBC Investable Water, Waste and Pollution Control Index	HSCCIW <GO>	.HSCCIW

About HSBC

HSBC Holdings plc

The HSBC Group has an unique pedigree, with many of its principal businesses established over a century ago. The founding member of the group, the Hongkong and Shanghai Banking Company Limited, opened in 1865 to finance growing trade between China and the West.

►	Today HSBC is the world’s largest banking and financial services organization with a market capitalization of USD206 billion (11/16/2007)

►	With approximately, 10,000 offices in 83 countries and territories, we are ‘The world’s local bank’

About HSBC Indices

HSBC started publishing indices in 1993 with the launch of the HSBC (formerly James Capel) Smaller European Companies Indices. Other Indices followed, such as HSBC Dragon 300 (June 1996), HSBC Latin America 100 (May 1994), and HSBC Subcontinent of India (February 1996). HSBC has remained focused on smaller companies indices, emerging markets indices, and custom indices.

HSBC currently calculates a total of 5,471 indices covering 69 countries and territories worldwide.

The HSBC Indices are maintained and distributed by HSBC Quantitative Techniques (QT). QT is part of HSBC’s Global Research business, which in turn is part of HSBC’s Corporate Investment Banking and Markets division (CIBM). QT provides advisory services, indices and data products to customers on a commercial basis. QT is both structurally and physically separated from other parts of HSBC and hence provides an independent service to users of the HSBC Indices and its other customers.

HSBC’s Commitment to the Environment

►	A strong commitment to the environment is one of HSBC’s core corporate social responsibilities

►	As a carbon neutral bank since September 2005, HSBC is helping to tackle the global environmental challenge of climate change.

►	HSBC was awarded the Climate Protection Award from the US Environmental Protection Agency in 2007 in recognition of the Group’s contributions to global environmental protection

►
Through our Global Environmental Efficiency Program, HSBC has committed USD90 million to reduce its own direct environmental impacts. In Australia, Brazil, the UK and the US, HSBC is buying ‘green electricity’, generated without the use of fossil fuels

►
HSBC has donated USD100 million to a five year Climate Partnership between HSBC and the Earthwatch Institute, the Smithsonian Tropical Research Institute, the Climate Group and WWF. The program aims to create cleaner and greener cities in Hong Kong, London, Mumbai, New York and Shanghai and to protect some of the world’s major rivers and the livelihoods of people who rely on them

►
Joaquim de Lima, HSBC’s Head of Equity Quantitative Research, is working with the United Nations Framework Convention on Climate Change to identify the set of financial instruments that could be used as a means of further leveraging private sector resources in climate change-related sectors

Disclaimer

All market data included herein are as of September 21, 2007, unless otherwise indicated.

All references to ‘HSBC’ herein refer to HSBC Bank plc unless otherwise indicated. In addition, this publication may be distributed by affiliates of HSBC in their local jurisdictions in accordance with applicable law and regulation.

This publication is for informational purposes only and is not to be construed as an offer or solicitation to buy or sell any securities, financial instruments, investments or other specific products. It does not constitute, and is not intended to constitute, the giving of advice or the making of a recommendation.

Although compiled from sources HSBC believes to be reliable, no warranty or guarantee is made as to the completeness or accuracy of the information contained herein. HSBC is under no duty to update the information contained herein.

Past performance is not necessarily indicative of future results. Any opinion or view contained herein is subject to change without notice. HSBC and/or its affiliates directors, officers, and employees may have an interest in the securities comprising the indices or derivatives relating thereto and may act as market maker therein. This publication should not be regarded by recipients as a substitute for the exercise of their own judgment. We recommend that you consult your our advisors (including financial, legal and tax advisors) as to the implication of investing in any products linked to the indices described herein. HSBC accepts no liability for any loss or damage of any kind arising out of the use of this publication.

No part of this publication may be reproduced, stored in a retrieval system, or transmitted, on any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Bank plc.

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